EXHIBIT D

A Single insured fidelity bond in the following amount would have been acquired and maintained by each of the following investment companies had they not been named as an insured under a joint insured policy:

Investment Company	Assets as of 5/1/2008	Minimum Required Coverage

Quant Funds
Small Cap Fund	$ 151,964,965
Long/Short Fund	$ 76,443,583
Emerging Markets Fund	$ 595,206,829
Foreign Value Fund	$ 925,319,178
Foreign Value Small Cap Fund	$ 2,502,000
Total	$1,751,436,555	$1,700,000